NOTICE OF CHANGE TO DIRECTORS’ CIRCULAR

RECOMMENDING

REJECTION

OF THE REVISED OFFER BY

FIRST QUANTUM MINERALS LTD.

TO ACQUIRE ALL OF THE COMMON SHARES OF

ADASTRA MINERALS INC.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ADASTRA SHAREHOLDERS
REJECT
THE REVISED FIRST QUANTUM OFFER
AND NOT TENDER THEIR COMMON SHARES

March 24, 2006

Notice to United States Shareholders

The offer to which this Notice of Change to Directors’ Circular relates is made for the securities of a Canadian issuer and, while the offer is subject to disclosure requirements in Canada, investors should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under United States federal securities law may be affected adversely by the fact that Adastra Minerals Inc. is located outside the United States and that some or all of its officers and directors are residents of countries other than the United States.

Adastra Minerals Inc.

Castlewood House

77/91 New Oxford Street

London, WC1A 1DG

March 24, 2006

Dear Adastra Shareholder:

You may recently have received a revised share exchange offer from First Quantum Minerals Ltd. (“First Quantum”) (the “Revised First Quantum Offer”) to acquire all of the outstanding common shares of Adastra Minerals Inc. (“Adastra” or the “Company”). The Revised First Quantum Offer provides Adastra shareholders with the right to receive, at their election (i) one First Quantum common share for every 14.76 Adastra common shares, or (ii) Cdn.$2.65 in cash per Adastra common share. These amounts are, however, subject to pro ration based on the maximum amount of cash to be paid by First Quantum of approximately Cdn.$36.3 million and the maximum number of First Quantum common shares to be issued of approximately 4.93 million, taking into account the conversion of Adastra’s outstanding share options and warrants. Assuming full pro ration of these fixed amounts of cash and shares, this would result in approximately Cdn.$7.35 in cash and one First Quantum common share for every 17.5 Adastra common shares (this equates to approximately Cdn.$0.42 in cash and approximately 0.057 First Quantum common shares per Adastra common share).

The Revised First Quantum Offer was not solicited by or negotiated with Adastra and is a variation of the initial offer extended to you by First Quantum on February 2, 2006 regarding which you received from the Company a directors’ circular dated February 17, 2006 (the “Directors’ Circular”) which recommended that you reject the initial offer.

Your Board of Directors (the “Board”) has unanimously determined that the consideration offered by First Quantum under the Revised First Quantum Offer is inadequate and that the Revised First Quantum Offer is not in your best interests. The Board unanimously recommends that you REJECT the Revised First Quantum Offer and that you NOT TENDER your Adastra common shares (“Adastra Shares”) to the Revised First Quantum Offer and, if you have already tendered any of your Adastra Shares, that you withdraw them immediately. Shareholders who have deposited Adastra Shares under the Revised First Quantum Offer and who wish to obtain advice or assistance in withdrawing their Adastra Shares are urged to contact The Equicom Group (in North America) toll free at 1-800-385-5451 or Adastra (in Europe and elsewhere) at +44 (0) 20 7257 2040.

In reaching its conclusions, the Board considered the report and recommendation of a Special Committee of Adastra directors (the “Special Committee”) who are independent of Adastra management. The Board and the Special Committee have received an opinion from N M Rothschild & Sons Limited (“Rothschild”) that the consideration which First Quantum has offered to Adastra shareholders under the Revised First Quantum Offer is inadequate from a financial point of view. The Board’s assessment of the Revised First Quantum Offer and its reasons for the recommendation that you REJECT the Revised First Quantum Offer are set out in the accompanying Notice of Change to Directors’ Circular.

REJECT FIRST QUANTUM’S REVISED OFFER – DO NOT TENDER YOUR ADASTRA SHARES.

In making your decision regarding the Revised First Quantum Offer you should consider, among other things, the following reasons for rejection:

•

The Revised First Quantum Offer significantly undervalues Adastra’s interest in its principal asset, a tailings project in the Democratic Republic of Congo (the “Kolwezi Project”). The recently completed definitive feasibility study for the Kolwezi Project (the “DFS”) has calculated the net present values of Adastra’s interest in the project significantly higher than the stated value of the Revised First Quantum Offer of Cdn.$2.65, and higher than the Cdn.$2.92 implied value of the Revised First Quantum Offer based on the March 23, 2006 closing price of First Quantum shares (assuming full pro-ration of the maximum cash and shares elements).

•

The Revised First Quantum Offer fails to attribute value to the potential to expand output from the Kolwezi Project if the cobalt market permits. While there can be no assurance that expansion will occur, the DFS incorporates a plant layout which would allow the doubling of operating capacity of the Kolwezi Project. The CRU Strategies Ltd. market study prepared for Adastra projects that demand for cobalt will grow by 4.25% annually through to 2020 which would support the proposed expansion of the Kolwezi Project. Such an expansion, if it were to occur within 5 to 6 years of commencement of production, would be expected to increase the net present value of Adastra’s interest in Kolwezi by approximately 75%, an increase of approximately Cdn.$2.30 per fully-diluted Adastra share based on the assumptions set out in the DFS and using a 14% discount rate.

•

The Revised First Quantum Offer fails to attribute value to Adastra’s other assets, which include, as detailed in the Directors’ Circular, (i) the sub-surface exploration rights under the whole of the Kolwezi Project licence area, (ii) Adastra’s option over the Kipushi underground zinc-copper mine in the southern region of the Democratic Republic of Congo, and (iii) Adastra’s prospective exploration licence in Solwezi, Zambia, which is contiguous with the Kipushi deposit.

•

The Revised First Quantum Offer fails to reflect the value contributed by Adastra’s assets to a combined entity and does not provide Adastra shareholders with the benefit of any of the synergies which First Quantum has claimed would arise from a combination of the two companies.

•

The Revised First Quantum Offer does not provide an adequate premium for control of Adastra, when compared with what Mitsubishi Corporation has indicated they are prepared to pay for a minority interest in the Kolwezi Project pursuant to the revised proposed terms of the Mitsubishi Transaction (as defined and described in the Directors’ Circular and the Notice of Change to Directors’ Circular accompanying this letter, and which remains subject to completion of confirmatory due diligence, negotiation of definitive agreements and board approvals).

•

Rothschild has delivered a written opinion to the Special Committee and the Board that, subject to the assumptions, limitations and qualifications set forth therein, the consideration under the Revised First Quantum Offer is inadequate, from a financial point of view, to Adastra shareholders.

•

The value of the Revised First Quantum Offer is vulnerable to the volatility of First Quantum’s share price, which is highly sensitive to the price of copper which is trading at an all-time high. The introduction of a modest cash element as part of the Revised First

REJECT FIRST QUANTUM’S REVISED OFFER – DO NOT TENDER YOUR ADASTRA SHARES.

Quantum Offer does little to protect Adastra shareholders from the consequences of a fall in First Quantum’s share price.

You are recommended to read the full explanation of the reasons for your Board’s recommendation and the full text of the Rothschild opinion in the accompanying Notice of Change to Directors’ Circular.

Sincerely,

On behalf of the Board of Directors of Adastra Minerals Inc.

Bernard Vavala	Timothy Read
Chairman of the Board	Director, President and Chief Executive Officer

Shareholders requiring advice or assistance concerning the Revised First Quantum Offer are urged to contact:

In North America - The Equicom Group – Toll Free: 1-800-385-5451
In Europe and elsewhere – Adastra Minerals Inc. - +44 (0) 20 7257 2040

REJECT FIRST QUANTUM’S REVISED OFFER – DO NOT TENDER YOUR ADASTRA SHARES.

TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	2
CURRENCY AND EXCHANGE RATES	2
INFORMATION REGARDING FIRST QUANTUM	3
NOTICE OF CHANGE TO DIRECTORS’ CIRCULAR	4
FIRST QUANTUM’S REVISED OFFER	4
RECENT DEVELOPMENTS	4
REASONS FOR THE BOARD’S RECOMMENDATION	6
INTENTION WITH RESPECT TO THE REVISED FIRST QUANTUM OFFER	10
OTHER CONSIDERATIONS	10

DIRECTORS AND SENIOR OFFICERS OF ADASTRA

AND OWNERSHIP OF SECURITIES	10
PRINCIPAL SHAREHOLDERS OF ADASTRA	10
TRADING IN SECURITIES OF ADASTRA	11
ISSUANCES OF SECURITIES OF ADASTRA	11
OWNERSHIP OF SECURITIES OF FIRST QUANTUM	11

RELATIONSHIP BETWEEN FIRST QUANTUM AND DIRECTORS,

SENIOR OFFICERS AND SHAREHOLDERS OF ADASTRA	11
MATERIAL CHANGES IN THE AFFAIRS OF ADASTRA	12
OTHER INFORMATION	12
STATUTORY RIGHTS	12
APPROVAL OF THE NOTICE OF CHANGE	12
CONSENT OF N M ROTHSCHILD & SONS LIMITED	13
CERTIFICATE	14
SCHEDULE A - OPINION OF N M ROTHSCHILD & SONS LIMITED	A-1

REJECT FIRST QUANTUM’S REVISED OFFER – DO NOT TENDER YOUR ADASTRA SHARES.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Notice of Change to Directors’ Circular includes “forward-looking statements” within the meanings of the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). All statements, other than statements of historical facts, included in this Notice of Change to Directors’ Circular that address activities, events, transactions or developments that Adastra expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Adastra’s business, operations, plans and other such matters are forward-looking statements. When used in this Notice of Change to Directors’ Circular, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements.

Statements made in this Notice of Change to Directors’ Circular about the anticipated impact the Revised First Quantum Offer may have on the combined operations of Adastra and First Quantum, as well as the expected results from this transaction, are forward-looking statements. Other forward-looking statements include, but are not limited to, those with respect to the price of cobalt and copper, the timing and costs of project development, financing and implementation, the timing and amount of estimated future production, costs of production, reserve and resource estimates and reserve conversion rates. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Adastra or First Quantum to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, including those in the Democratic Republic of Congo and Zambia, risks related to joint venture operations, risks related to the development of the Kolwezi Project (including risks related to the consummation of the proposed transaction with Mitsubishi, which may not close on terms currently anticipated or at all), risks related to obtaining necessary project financing on the terms currently anticipated (or at all), actual results of current exploration activities, actual results of reclamation activities, risks related to construction, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of cobalt, copper and zinc, risks related to the integration of acquisitions, the effect on Adastra’s near term share price should the Revised First Quantum Offer fail, as well as those factors discussed in the public disclosure documents of Adastra and First Quantum. Although attempts have been made to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CURRENCY AND EXCHANGE RATES

All references to ‘‘$’’ or ‘‘dollars’’ in this Notice of Change to Directors’ Circular refer to United States dollars, unless otherwise indicated.

The following table sets forth the exchange rate for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of such exchange rates, and the exchange rate at the end of such period, based upon the noon buying rates provided by the Bank of Canada:

REJECT FIRST QUANTUM’S REVISED OFFER – DO NOT TENDER YOUR ADASTRA SHARES.

	Year Ended December 31
	2005	2004	2003
Rate at end of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1.1659	1.2036	1.2924
Average rate for period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1.2116	1.3015	1.4015

On March 22, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was Cdn.$1.17. On March 22, 2006, the exchange rate for one British pound expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was Cdn.$2.04.

INFORMATION REGARDING FIRST QUANTUM

All information provided in this Notice of Change to Directors’ Circular relating to First Quantum is derived from information contained in the First Quantum Circular (as defined herein) and other information contained in public filings made by First Quantum with securities regulatory authorities in Canada or otherwise made publicly available by First Quantum. The Board of Directors does not assume any responsibility for the accuracy or completeness of such information.

REJECT FIRST QUANTUM’S REVISED OFFER – DO NOT TENDER YOUR ADASTRA SHARES.

NOTICE OF CHANGE TO DIRECTORS’ CIRCULAR

This Notice of Change to Directors’ Circular (“Notice of Change”) relates to the Directors’ Circular dated February 17, 2006 (the “Directors’ Circular”) issued by the board of directors (the “Board” or “Board of Directors”) of Adastra Minerals Inc. (“Adastra” or the “Company”) in connection with the share exchange offer made by First Quantum Minerals Ltd. (“First Quantum”) to acquire all of the outstanding common shares of Adastra (the “Adastra Shares”) on the basis of one First Quantum common share for every 17.5 common shares of Adastra, upon the terms and subject to the conditions set forth in the offer and accompanying circular of First Quantum dated February 2, 2006 (collectively, the “Initial First Quantum Offer”), as amended by the Notice of Variation and Extension dated March 10, 2006 and as further amended by the Notice of Variation and Extension dated March 21, 2006 (the “Revised First Quantum Offer”). The Initial First Quantum Offer and accompanying circular of First Quantum dated February 2, 2006, the Notice of Variation and Extension dated March 10, 2006 and the Notice of Variation and Extension dated March 21, 2006 are collectively referred to herein as the “First Quantum Circular”.

FIRST QUANTUM’S REVISED OFFER

Pursuant to the Revised First Quantum Offer, First Quantum has offered to purchase all of the Adastra Shares on the basis of (i) one First Quantum common share for every 14.76 Adastra Shares, or (ii) Cdn.$2.65 in cash per Adastra Share, subject to pro ration based on the maximum amount of cash to be paid by First Quantum of approximately Cdn.$36.3 million and the maximum number of First Quantum common shares to be issued of approximately 4.93 million, taking into account the conversion of Adastra’s outstanding share options and warrants. Assuming full pro ration of these fixed amounts of cash and shares, this would result in approximately Cdn.$7.35 in cash and one First Quantum common share for each 17.5 Adastra Shares (this equates to approximately Cdn.$0.42 in cash and approximately 0.057 First Quantum common shares per Adastra Share). First Quantum has also stated that Adastra shareholders who tender to the Revised First Quantum Offer and receive share consideration will be eligible to receive First Quantum’s final 2005 dividend of Cdn.$0.265 per First Quantum common share (or Cdn.$0.015 per Adastra Share assuming the maximum 4.93 million First Quantum common shares are issued to Adastra shareholders).

The Revised First Quantum Offer is open for acceptance by Adastra shareholders until 5 p.m. (Toronto time) on March 31, 2006, unless otherwise withdrawn by First Quantum. The Revised First Quantum Offer has (i) made it a condition of the Revised First Quantum Offer that Adastra not consummate the proposed transaction with Mitsubishi Corporation (as described in the Directors’ Circular), and (ii) lowered the minimum tender condition in the Initial First Quantum Offer from 66 2/3% to 50.1% of Adastra Shares outstanding (on a fully-diluted basis). All other conditions attached to the Revised First Quantum Offer remain the same as those in the Initial First Quantum Offer.

RECENT DEVELOPMENTS

On February 17, 2006, Adastra issued its Directors’ Circular in which the Board of Directors of Adastra unanimously recommended that Adastra shareholders reject the Initial First Quantum Offer and not tender their Adastra Shares.

On March 8, 2006, Adastra announced that it had received the results of an independent definitive feasibility study (“DFS”), and had completed its environmental and social impact

REJECT FIRST QUANTUM’S REVISED OFFER – DO NOT TENDER YOUR ADASTRA SHARES.

assessment (the “ESIA”), for its Kolwezi Project (as defined in the Directors’ Circular) in the Democratic Republic of Congo (the “DRC”).

On March 9, 2006, Adastra held its annual general meeting at which 66% of Adastra shareholders were represented. The shareholder rights plan between Adastra and Computershare Investor Services Inc. entered into on November 30, 2005 (the “Shareholder Rights Plan”) was approved by 88% of those shareholders who were represented at the meeting and who voted on the motion.

On March 10, 2006, First Quantum announced that it would extend the Initial First Quantum Offer to midnight (Toronto time) on March 20, 2006. In addition, First Quantum made it a condition of its offer that Adastra not consummate the Mitsubishi Transaction (as defined and described in the Directors’ Circular).

On March 15, 2006, Adastra announced that the Board of Directors had waived the application of the Shareholder Rights Plan to the Initial First Quantum Offer effective March 14, 2006. Accordingly, pursuant to its terms, the Shareholder Rights Plan has also been waived in respect of the Revised First Quantum Offer.

On March 16, 2006, representatives of First Quantum’s financial advisors contacted Adastra’s financial advisors, N M Rothschild & Sons Limited (“Rothschild”), in order to raise the possibility of negotiating a friendly transaction between First Quantum and Adastra. Rothschild responded that Adastra was willing to meet with First Quantum to discuss and respond to any proposal that First Quantum might care to make. First Quantum’s financial advisors met with Rothschild on March 17, 2006, without the principal parties in attendance, and discussed the value of Adastra in broad, general terms.

This was followed by a meeting on March 18, 2006 between representatives of management of First Quantum, Adastra and their respective financial advisors, as well as two members of the special committee of independent Adastra directors (the “Special Committee”), at which First Quantum successively tabled two proposals for a supported transaction, the second and higher of which contained an offer of the same consideration for Adastra Shares as is offered under the Revised First Quantum Offer. Following this meeting, the Special Committee, together with Adastra management and Rothschild, met to discuss the details of the First Quantum proposal for a supported transaction. The Special Committee then received, in the absence of Adastra management, the views of Rothschild and advice from its legal counsel, Torys LLP, and determined that the First Quantum proposal did not warrant its support. The Special Committee instructed its financial advisors to inform First Quantum of its decision and to convey to First Quantum that the Special Committee’s decision was not meant to discourage First Quantum from putting its proposal forward to Adastra shareholders in the form of an offer.

Prior to the opening of markets in Toronto on March 20, 2006, First Quantum issued a press release containing the details of the Revised First Quantum Offer.

In the morning (Toronto time) of March 20, 2006, Adastra management, Adastra’s legal advisors, Stikeman Elliott LLP, the Special Committee and its financial and legal advisors met to receive an update on recent developments and to begin considering a formal response to the Revised First Quantum Offer. Adastra then issued a press release after the close of markets in Toronto stating the Board would work with its financial and legal advisors to review the details of the Revised First Quantum Offer and would make its formal recommendation to Adastra shareholders as soon as possible.

REJECT FIRST QUANTUM’S REVISED OFFER – DO NOT TENDER YOUR ADASTRA SHARES.

At a meeting of the Special Committee held on March 22, 2006, Rothschild presented to the Special Committee its assessment of the Revised First Quantum Offer and advised the Special Committee that, subject to the assumptions, limitations and qualifications contained in its written opinion attached hereto as Appendix A, the First Quantum Offer was inadequate, from a financial point of view, to Adastra’s shareholders. Having received the presentation of Rothschild, the Special Committee deliberated and formulated its recommendation with respect to the Revised First Quantum Offer.

At a meeting held later on March 22, 2006, the Board of Directors received separate presentations from Rothschild and the Special Committee and reviewed the Revised First Quantum Offer. The Board of Directors also considered the inadequacy opinion presented orally by Rothschild and reconfirmed in the written opinion attached hereto as Appendix A, the report of the Special Committee recommending that the Board of Directors recommend that Adastra shareholders reject the Revised First Quantum Offer, the views of management and other reasons described below under “Reasons for the Board’s Recommendation”. Having carefully considered these matters, the Board unanimously resolved to recommend to Adastra shareholders that they should REJECT the Revised First Quantum Offer and NOT TENDER their Adastra Shares to the Revised First Quantum Offer.

RECOMMENDATION OF THE BOARD OF DIRECTORS
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS REJECT THE REVISED FIRST QUANTUM OFFER AND NOT TENDER THEIR ADASTRA SHARES.

REASONS FOR THE BOARD’S RECOMMENDATION

The Board of Directors carefully reviewed and considered the Initial First Quantum Offer, with the benefit of advice from its financial and legal advisors and the advice and recommendations of the Special Committee who are independent of management of Adastra. For the reasons set out in the Directors’ Circular, the Board of Directors determined that the Initial First Quantum Offer was inadequate and neither in the best interests of Adastra nor fair to Adastra shareholders.

The Revised First Quantum Offer has increased the total consideration offered for Adastra Shares by a maximum of Cdn.$36.3 million. It provides Adastra shareholders with the right to receive, at their election (i) one First Quantum common share for every 14.76 Adastra Shares, or (ii) Cdn.$2.65 in cash per Adastra Share, subject to pro ration based upon a maximum amount of cash to be paid by First Quantum of approximately Cdn.$36.3 million and the maximum number of First Quantum common shares to be issued of approximately 4.93 million. Assuming full pro ration of these fixed amounts of cash and shares, this would result in approximately Cdn.$7.35 in cash and one First Quantum common share for each 17.5 Adastra Shares, which is the same share exchange ratio offered in the Initial First Quantum Offer.

The Revised First Quantum Offer does not address how (if at all) the maximum amount of cash to be paid or the maximum number of First Quantum common shares to be issued under the Revised First Quantum Offer will be impacted if either or both the International Finance Corporation or the International Development Bank of South Africa Limited exercised their rights under the IFI Agreements (as defined and described in the Directors’ Circular) to convert their holdings in

REJECT FIRST QUANTUM’S REVISED OFFER – DO NOT TENDER YOUR ADASTRA SHARES.

Adastra’s subsidiary, Kingamyambo Musonoi Tailings S.A.R.L., should First Quantum acquire more than 50% of Adastra Shares. Adastra is seeking clarification on this point.

The Board of Directors has carefully considered the Revised First Quantum Offer, including the increase in consideration offered for each Adastra Share, and the unanimous recommendation of the Special Committee and has received the benefit of advice from its financial and legal advisors. The following is a summary of the principal reasons for the Board’s unanimous recommendation that Adastra shareholders REJECT the Revised First Quantum Offer.

1.	The Revised First Quantum Offer significantly undervalues the Kolwezi Project.
(a)	The value of Adastra shareholders’ interest in the Kolwezi Project

The Kolwezi Project, in which Adastra has a 65% interest, is the world’s third largest cobalt resource and the world’s largest surface cobalt resource. The DFS has valued the net present value of Adastra’s interest in the Kolwezi Project at Cdn.$5.14 per fully-diluted Adastra Share (based on the number of Adastra Shares, options and warrants outstanding as at March 6, 2006) using a 10% real discount rate, Cdn.$3.93 per fully-diluted Adastra Share using a 12% real discount rate and Cdn.$3.07 per fully-diluted Adastra Share using a 14% real discount rate. These values are significantly higher than the stated value of the Revised First Quantum of Cdn.$2.65, and higher than the Cdn.$2.92 implied value of the Revised First Quantum Offer based on First Quantum’s March 23, 2006 closing price of Cdn.$43.82 (assuming full pro ration of the maximum cash and shares offered).

(b)	The value of the potential to expand output from the Kolwezi Project

The Revised First Quantum Offer fails to attribute value to the potential to expand output from the Kolwezi Project once the cobalt market permits. This is despite the fact that a recent study by CRU Strategies Ltd. (“CRU”), a metals and mining industry consulting firm based in London, England, indicate that demand for cobalt is projected to grow by 4.25% annually through to 2020, driven by high growth in lithium-ion batteries, nickel metal hydride batteries for hybrid electric vehicles and catalysts for the manufacture of petrochemicals as well as superalloys.

Based upon its anticipated low costs and long projected mine life as outlined in the DFS, the Kolwezi Project could benefit from the potentially robust future cobalt market growth. The DFS incorporates a plant layout at the Kolwezi Project which would allow for the doubling of operating capacity. Such an expansion, if it were to occur within 5 to 6 years of commencement of production, would be expected to increase the net present value of Adastra’s interest in the Kolwezi Project by approximately 75%, an increase of approximately Cdn.$2.30 per fully-diluted Adastra Share based on the assumptions set out in the DFS and using a 14% discount rate. There can be no assurance that the Kolwezi Project will ever be expanded or, if expanded, be expanded to this extent.

2.	The Revised First Quantum Offer does not attribute value to Adastra’s other assets.

The Revised First Quantum Offer fails to attribute value to Adastra’s other assets, which include, as detailed in the Directors’ Circular, (i) the sub-surface exploration rights under the whole of the Kolwezi Project licence area, (ii) Adastra’s option over the Kipushi underground zinc-copper mine in the southern region of the DRC, and (iii) Adastra’s prospective exploration licence in Solwezi, Zambia, which is contiguous with the Kipushi deposit.

The Kolwezi Project sub-surface exploration rights cover areas of past mining activity, including the Kingamyambo, Kananga West, Kananga East and Clippe Nord deposits. On March 24,

REJECT FIRST QUANTUM’S REVISED OFFER – DO NOT TENDER YOUR ADASTRA SHARES.

2006, Adastra announced that a preliminary assessment of the subsurface mineralisation in the Kolwezi Project licence area had produced encouraging results with widespread copper and cobalt mineralisation from initial reconnaissance sampling conducted by ACA Howe International Limited.

Both the Kolwezi Project sub-surface exploration rights and the Solwezi exploration licence have been the subject of farm-in proposals by major international mining companies, each offering to acquire interests in the licences (although there can be no assurance that farm-in agreements will be reached or will be reached on the terms currently proposed).

The carrying value of Adastra’s option over the Kipushi underground zinc-copper mine is $4.63 million. Management believes that a conservative valuation of the Kolwezi Project sub-surface exploration rights, the Kipushi option and the Solwezi exploration licence is approximately $10 million, or the equivalent of approximately Cdn.$0.13 per Adastra Share (on a fully-diluted basis).

3.	The Revised First Quantum Offer undervalues Adastra’s contribution to a combined entity.
(a)	Significant advances made in the development of the Kolwezi Project

The all share election under the Revised First Quantum Offer of one First Quantum common share for every 14.76 Adastra Shares is only a marginal improvement over the exchange ratio of 1 to 15 that was indicated to Adastra on December 1, 2005 (as described in the Directors’ Circular) and that was determined by the Board of Directors to significantly undervalue Adastra’s contribution to a combined entity.

Since December 1, 2005, Adastra has completed the DFS and the ESIA for the Kolwezi Project, thereby significantly reducing the risk associated with its completion. Dr. Isobel Clark, a qualified person as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has advised management that based on the results of the DFS, 100% of the measured resource and 100% of the indicated resource for the Kolwezi Project will be re-categorized as proven and probable mineral reserves, respectively. Accordingly, Adastra now estimates that it would contribute 55% of the in situ copper equivalent reserves to a combined entity. This contrasts with the maximum of 7.4% of the combined entity’s equity that Adastra shareholders would receive if the maximum 4.93 million First Quantum common shares were issued to Adastra shareholders under the Revised First Quantum Offer (which would increase to 8.6% if Adastra shareholders were to use the maximum Cdn.$36.3 million of cash offered under the Revised First Quantum Offer to purchase First Quantum common shares in the market (based on First Quantum’s March 23, 2006 closing price of Cdn.$43.82)).

(b)	Relative value of the Kolwezi Project

The Revised First Quantum Offer does not adequately reflect the value of the assets that Adastra would contribute to a combined entity. The average net asset value per First Quantum common share reported in research reports published by six separate investment analysts following the recent release of First Quantum’s 2005 year-end results was Cdn.$34.05 per First Quantum common share, or Cdn.$2.1 billion in aggregate. Using a discount rate as high as 14%, the DFS values Adastra’s 65% interest in the Kolwezi Project at $220 million (Cdn.$256 million). Even ignoring the potential value associated with the possible expansion of the Kolwezi Project to meet expected rising market demand and Adastra’s other assets, relative valuations suggest an exchange ratio of not more than 11.5 Adastra Shares for one First Quantum common share – not 14.76 Adastra Shares for one First Quantum common share.

REJECT FIRST QUANTUM’S REVISED OFFER – DO NOT TENDER YOUR ADASTRA SHARES.

(c)	Synergies not shared with Adastra

The Revised First Quantum Offer fails to provide Adastra shareholders with the benefit of the synergies which First Quantum has claimed would arise from the combination of the two companies.

4.	The Revised First Quantum Offer fails to provide an adequate premium for control.

The Revised First Quantum Offer does not provide an adequate premium for control of Adastra, when compared with what Mitsubishi Corporation is prepared to pay for a minority interest in the Kolwezi Project. On March 23, 2006, Mitsubishi Corporation advised Adastra that, following its review of the DFS and substantial completion of its technical due diligence of the Kolwezi Project, it was prepared to amend the principal terms of the Mitsubishi Transaction (as defined and described in the Directors’ Circular). The revised Mitsubishi Transaction has the following key terms:

•

Mitsubishi’s cash payment to Adastra when the Kolwezi Project loan financing is secured will be increased by 20% from $37.5 million to $45 million, and the agreed monetary cap on Mitsubishi’s total exposure will be increased accordingly;

•	The $12.5 million loan to Adastra’s subsidiary, Kingamyambo Musonoi Tailings S.A.R.L., to be made by Mitsubishi on Adastra’s behalf will be remain unchanged;
•	Mitsubishi’s obligation to fund its share of the Kolwezi Project’s owners’ costs until loan financing is secured will be capped at US$2.6 million; and
•	Mitsubishi will be granted two additional quotational period options when pricing copper purchased under its off-take contract for Kolwezi Project production.

The proposed Mitsubishi Transaction, as revised, remains subject to completion of due diligence, negotiation of definitive agreements and the approval of the board of directors of each of Adastra and Mitsubishi Corporation. While management is confident that the Mitsubishi Transaction can be completed on the terms described in this Notice of Change and the Directors’ Circular, there can be no assurance that the Mitsubishi Transaction will be completed, or will be completed on such terms.

Based on the terms of the Mitsubishi Transaction outlined in the Directors’ Circular (and as revised as described above), Adastra calculates that the Mitsubishi Transaction values Adastra’s interest in the Kolwezi Project at $202 million.

Adastra believes that a conservative valuation of its Kolwezi Project sub-surface exploration rights, its Kipushi option and its Solwezi exploration licence (none of which forms part of the Mitsubishi Transaction) is approximately $10 million. After adjusting for the value of these assets and the expected proceeds from the exercise of options and from the warrants granted in respect of the Kolwezi Project (as described in the Directors’ Circular), the Mitsubishi Transaction – which would leave Adastra in control of the Kolwezi Project – imputes a value of Cdn.$3.01 per Adastra Share on a fully-diluted basis. The Revised First Quantum Offer is lower than this, despite being a change of control transaction.

5.	The Revised First Quantum Offer is financially inadequate.

Rothschild has delivered a written opinion to the Special Committee of the Board of Directors and to the Board of Directors that, as of March 23, 2006 and subject to the assumptions, limitations

REJECT FIRST QUANTUM’S REVISED OFFER – DO NOT TENDER YOUR ADASTRA SHARES.

and qualifications set forth therein, the consideration under the Revised First Quantum Offer is inadequate, from a financial point of view, to Adastra shareholders. A copy of Rothschild’s opinion is attached as Appendix A.

6.	The Revised First Quantum Offer still subjects Adastra shareholders to the volatility of First Quantum’s share price.

The value of the Revised First Quantum Offer is vulnerable to the volatility of First Quantum’s share price, which is highly sensitive to the price of copper. Copper is trading at an all-time high. Since the announcement of the Initial First Quantum Offer to March 23, 2006, the closing price of First Quantum’s common shares on the Toronto Stock Exchange has ranged between Cdn.$33.85 and Cdn.$43.82. At the bottom end of this range, the implied value of the Revised First Quantum Offer under the all share election would be just Cdn$2.29 per Adastra Share (or Cdn$2.35 based on a 17.5 to 1 exchange ratio plus Cdn$0.42 in cash per Adastra Share). The introduction of the modest cash element would do little to protect Adastra shareholders from the consequences of a fall in First Quantum’s share price.

INTENTION WITH RESPECT TO THE REVISED FIRST QUANTUM OFFER

Each of the directors and senior officers of Adastra has indicated that he has not, and does not intend to, accept the Revised First Quantum Offer. To the knowledge of the directors and senior officers of Adastra, after reasonable enquiry, none of their associates who own Adastra Shares nor any person or company who owns more than 10% of the issued and outstanding Adastra Shares has accepted or indicated an intention to accept the Revised First Quantum Offer.

OTHER CONSIDERATIONS

If the Revised First Quantum Offer is unsuccessful, as a result of the costs incurred to properly assess and respond to the Initial First Quantum Offer and the Revised First Quantum Offer, it may be necessary for Adastra to raise additional equity in an amount commensurate with such costs. Such equity may be issued at a price lower than the value of the Revised First Quantum Offer.

There may be a negative effect on the near-term market price of Adastra Shares if the Revised First Quantum Offer is unsuccessful.

DIRECTORS AND SENIOR OFFICERS OF ADASTRA

AND OWNERSHIP OF SECURITIES

As of the date of this Notice of Change, the Directors’ Circular sets forth the names and positions with Adastra of each director and senior officer of Adastra and the number and designation of outstanding securities of any class, beneficially owned, directly or indirectly, or over which control or direction is exercised by each such person and, where known after reasonable enquiry, by their respective associates. No securities of Adastra are beneficially owned, directly or indirectly, or controlled by any person or company acting jointly or in concert with Adastra.

PRINCIPAL SHAREHOLDERS OF ADASTRA

To the knowledge of the directors and senior officers of Adastra after reasonable inquiry, the only persons who, or corporations which, beneficially own, directly or indirectly, or exercises control or direction over, more than 10% of any class of securities of Adastra at the date of this Notice of

REJECT FIRST QUANTUM’S REVISED OFFER – DO NOT TENDER YOUR ADASTRA SHARES.

Change is Prudential plc and its subsidiaries which hold 11,459,400 Adastra Shares (or 14.8% of Adastra’s issued shares).

TRADING IN SECURITIES OF ADASTRA

During the six months preceding the date of the Notice of Change, none of Adastra, the directors and senior officers of Adastra nor, to the knowledge of the directors and senior officers of Adastra after reasonable enquiry, any of their respective associates, any person or company holding more than 10% of the issued and outstanding Adastra Shares or any person acting jointly or in concert with Adastra, has traded any Adastra securities or rights to acquire securities of Adastra, other than as indicated in the Directors’ Circular.

ISSUANCES OF SECURITIES OF ADASTRA

No Adastra Shares or securities convertible into Adastra Shares have been issued to the directors or senior officers of Adastra during the two years preceding the date hereof, other than as indicated in the Directors’ Circular.

OWNERSHIP OF SECURITIES OF FIRST QUANTUM

Other than M&G Investment Management Limited on behalf of Prudential plc, which according to public filings made by First Quantum, owns approximately 10.93% of the issued and outstanding common shares of First Quantum, none of Adastra, the directors and senior officers of Adastra and, to the knowledge of the directors and senior officers of Adastra after reasonable enquiry, none of their respective associates, or any person or company holding more than 10% of any class of equity securities of Adastra beneficially owns, directly or indirectly, or exercises control or direction over, any securities of First Quantum. No securities of First Quantum are beneficially owned, directly or indirectly, or controlled by any person or company acting jointly or in concert with Adastra.

RELATIONSHIP BETWEEN FIRST QUANTUM AND DIRECTORS,

SENIOR OFFICERS AND SHAREHOLDERS OF ADASTRA

No contracts, arrangements or agreements (including any contracts, arrangements or agreements as to any payments or other benefits to be made or given by way of compensation for loss of office or as to the directors or senior officers of Adastra remaining or retiring from office if the Revised First Quantum Offer is successful) have been made or proposed to be made between First Quantum and any of the directors or senior officers of Adastra. None of the directors or senior officers of Adastra is a director or officer of First Quantum or any subsidiary of First Quantum. None of the directors and senior officers of Adastra and, to the knowledge of the directors and officers of Adastra after reasonable enquiry, none of their respective associates, has any interest in any material contract to which First Quantum is a party.

To the knowledge of the directors and senior officers of Adastra, no special contract, arrangement or understanding, formal or informal, has been made or proposed to be made between First Quantum and any Adastra shareholder with respect to the Revised First Quantum Offer.

REJECT FIRST QUANTUM’S REVISED OFFER – DO NOT TENDER YOUR ADASTRA SHARES.

MATERIAL CHANGES IN THE AFFAIRS OF ADASTRA

Except as otherwise described or referred to in this Notice of Change, no other information is known to the directors or senior officers of Adastra that indicates any material change in the affairs or prospects of Adastra since October 31, 2005.

OTHER INFORMATION

Except as disclosed in this Notice of Change, there is no information that is known to the directors and officers of Adastra that would reasonably be expected to affect the decision of the holders of Adastra Shares (or securities convertible into Adastra Shares) to accept or reject the Revised First Quantum Offer.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides holders of Adastra Shares with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the holders of Adastra Shares. However, such rights must be exercised within prescribed time limits. Holders of Adastra Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF THE NOTICE OF CHANGE

The contents of this Notice of Change have been approved by the Board of Directors and the delivery of this Notice of Change has been authorized by the Board of Directors.

REJECT FIRST QUANTUM’S REVISED OFFER – DO NOT TENDER YOUR ADASTRA SHARES.

March 24, 2006

To: The Special Committee of the Board of Directors and the Board of Directors of Adastra Minerals Inc.

CONSENT OF N M ROTHSCHILD & SONS LIMITED

We hereby consent to the references to the opinion dated March 23, 2006 of our firm in the cover letter to, and in, the notice of change to the circular of the Board of Directors of Adastra Minerals Inc. dated March 24, 2006 (the “Notice of Change”) and under the caption “Reasons for the Board’s Recommendation” therein and to the inclusion of the foregoing opinion in the Notice of Change. In providing such consent, except as may be required by securities laws, we do not intend that any person other than the Special Committee of the Board of Directors and the Board of Directors rely upon such opinion.

(signed) N M Rothschild & Sons Limited

CERTIFICATE

March 24, 2006

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Revised First Quantum Offer within the meaning of the Securities Act (Québec).

On behalf of the Board of Directors of Adastra Minerals Inc.

(signed) Bernard Vavala Director	(signed) Timothy Read Director

A-1

SCHEDULE A

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The Special Committee of the Board of Directors

and the Board of Directors of Adastra Minerals Inc.

Castlewood House

77/91 New Oxford Street

London, WC1A 1DG

23 March 2006

We understand that the board of directors (the “Board” or “you”) of Adastra Minerals Inc. (the “Company”) has received an amended and extended offer dated March 21, 2006 (such offer as amended and varied as of the date hereof, the “Offer”) by First Quantum Minerals Ltd. (“First Quantum”) to acquire all the outstanding shares of the Company (the “Adastra Shares”) on the basis of (i) one First Quantum common share for every 14.76 Adastra Shares, or (ii) Cdn.$2.65 in cash per Adastra Share, subject to pro ration based on the maximum amount of cash to be paid by First Quantum of approximately Cdn.$36.3 million and the maximum number of First Quantum common shares to be issued of approximately 4.9 million, taking into account the conversion of Adastra’s outstanding share options and warrants. Assuming full pro ration of these fixed amounts of cash and shares, this would result in approximately Cdn.$7.35 in cash and one First Quantum common share for every 17.5 Adastra Share (this equates to approximately Cdn.$0.42 in cash and approximately 0.057 First Quantum common shares per Adastra Share) (the “Consideration”). The terms and conditions of the Offer are described in First Quantum’s take-over bid circular dated February 2, 2006 and its Notice of Variation and Extension dated March 21, 2006 (collectively, the “Circular”) for the proposed transaction (the “Proposed Transaction”) mailed to holders of Adastra Shares (the “Shareholders”).

We have been retained by the Board under the supervision of the special committee (the “Special Committee”), which we understand has been constituted for the purpose of considering offers to acquire Adastra including the Offer, making recommendations to the Board regarding any such offers and reviewing strategic alternatives, to provide an opinion (the “Opinion”) as to the adequacy, from a financial point of view, of the Consideration under the Offer to the Shareholders. We have not prepared a formal valuation of the Company or any of its securities or assets and this Opinion should not be construed as such.

Engagement

Pursuant to an agreement (the “Engagement Agreement”) between the Company and N M Rothschild & Sons Limited (“Rothschild”, or “we”) dated and effective as of December 8th, 2005 and pursuant to a letter addressed to the Special Committee dated February 1st, 2006, Rothschild was formally engaged by the Board under the supervision of the Special Committee to provide advice and assistance to the Special Committee and, if directed by the Special Committee, to the Board, and to render the Opinion to the Special Committee and the Board. The terms of the Engagement Agreement provide that Rothschild is to be paid a fee for its services to the Board.

N M Rothschild & Sons Limited	Telephone +44 (0)20 7280 5000	Registered number 925279 England
New Court, St Swithin's Lane	Investment Banking Facsimile +44 (0)20 7280 5671	Registered office as shown
London EC4P 4DU, United Kingdom	www.rothschild.com	Authorised and Regulated by
the Financial Services Authority

Credentials of Rothschild

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Rothschild is a member of the Rothschild Group, which is one of the world’s leading independent investment banks with 30 offices in 22 countries. Rothschild’s main activities include investment banking, corporate finance and financial advisory services to public and private corporations and to governments and their agencies. Rothschild is not affiliated with commercial banks, financial institutions or industrial groups in Canada. This Opinion is the opinion of Rothschild, and its form and content have been reviewed and approved for release by a committee of the directors and officers of Rothschild, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Relationship with Interested Parties

Neither Rothschild nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company or any of its associates or affiliates. We are acting as financial adviser to the Board under the supervision of the Special Committee with respect to the Offer and will receive a fee from the Company for our services, which is not contingent upon the completion or failure of the transaction contemplated by the Offer, or of any other offer for the Company. We are currently engaged to provide additional financial advisory services to the Company and we or our affiliates may in the future provide financial services to the Company and/or First Quantum in the ordinary course of our businesses from time to time and may receive fees for the rendering of such services.

In light of the Offer, you have requested our opinion as to whether the Consideration is adequate from a financial point of view to the Shareholders.

Scope of Review

In arriving at our opinion set forth below, we have, among other things:

i)	reviewed the Notice of Variation and Extension dated March 21, 2006;

ii)	reviewed the Directors’ Circular dated February 17, 2006;

iii)	reviewed the Offer to Purchase dated February 2, 2006;

iv)	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates that we deemed to be relevant;

v)	reviewed certain publicly available business and financial information concerning First Quantum and the industries in which it operates that we deemed relevant;

vi)

compared the financial terms of the Proposed Transaction with the publicly available financial terms of certain other transactions involving publicly listed companies we deemed relevant and the consideration received in such transactions;

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vii)	analysed the projected cash flows associated with the Kolwezi Project, based on costs and production forecasts provided by management of the Company;

viii)

compared the financial terms of the Proposed Transaction with the terms of those of the proposed sale of a minority interest in the Kolwezi Project to Mitsubishi Corporation, as advised by the Company;

ix)

reviewed the current and historical market prices of the Adastra Shares and First Quantum shares and compared them with those of certain publicly traded securities of such other companies that we deemed relevant;

x)	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

xi)	performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of management of the Company with respect to the Proposed Transaction, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

Assumptions and Limitations

This Opinion is subject to the assumptions, explanations and limitations set forth below and elsewhere herein.

With the Special Committee’s approval and as provided for in the Engagement Agreement, in preparing this Opinion, Rothschild has relied upon and assumed, without independent verification, the accuracy, completeness and fair presentation of all the financial and other information, data, documents, advice, opinions and representations obtained by it that was publicly available or was furnished to us by the Company and its affiliates and advisers, or otherwise reviewed by or other information and materials of whatsoever nature or kind respecting the Company, its subsidiaries, and the Offer (the “Information”), and we have not assumed any responsibility or liability therefore. Our Opinion is conditional upon such completeness, accuracy and fair presentation of the Information and, without limiting the generality of the foregoing, it is conditional upon the Company’s management’s confirmation (which confirmation we have received) that:

i)	it is confident that the Kolwezi project company will be able to enter into long term contracts, containing a specified floor price, for a specified portion of its planned cobalt production;

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ii)

it is confident that the Kolwezi project company will be able to execute a fixed price engineering, procurement and construction contract covering a specified portion of the Kolwezi project’s capital costs for less than a specified amount; and

iii)	it has no reason to believe that political developments in the Democratic Republic of Congo will disrupt the development of the Kolwezi’s project.

We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. We have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Company. When relying on financial analyses and forecasts provided to us or discussed with us by the Company, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the Company’s management as to the expected future results of operations and the financial condition of the Company to which such analyses or forecasts relate or the potential strategic implications or operational benefits resulting from the transaction contemplated by the Offer. In rendering the Opinion we express no view as to the reasonableness of such forecasts, budgets, strategic implications or operational benefits or the assumptions on which they are based.

We have relied as to all legal matters relevant to rendering the Opinion upon the advice of our counsel. We have also assumed that the disclosure provided or incorporated by reference in the Circular (except as noted in the Directors’ Circular) with respect to the Company, First Quantum, their respective subsidiaries and affiliates, and the Offer is accurate in all material respects.

Our Opinion is necessarily based on securities and commodity markets and on economic, financial and other general business conditions as they exist and can be evaluated on, and the Information, as of the date hereof and the conditions and prospects, financial and otherwise, of the Company, its subsidiaries and affiliates, as they were reflected in the Information and as they were represented to Rothschild in discussions with management of the Company. We are expressing no opinion herein as to the price at which Adastra Shares will trade at any future time.

Our Opinion is limited to the adequacy, from a financial point of view, to the Shareholders of the Company of the Consideration and we express no opinion as to any underlying decision that the Company may make to engage in the transactions contemplated by the Offer or in any alternative transaction. In addition, we express no opinion as to the adequacy of the Consideration relative to the consideration offered under any proposed alternative transaction. In our analyses and in preparing this Opinion, we have made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Rothschild or any party involved in the transactions contemplated in the Offer.

This Opinion does not constitute a recommendation to any Shareholder as to how such Shareholders should vote with respect to the Offer or any other matter should the Offer or any other matter come to a vote of the Shareholders.

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You have not asked us to address, and this Opinion does not address, the fairness or inadequacy of the Offer to, or any other consideration of, the holders of any class of securities, any creditors or any other constituencies of the Company other than the Shareholders.

This Opinion is provided for the use of the Special Committee and the Board only, in connection with, and for the purpose of, their evaluation of the Offer. This Opinion may not (in whole or in part) be disclosed, referred to, used, relied upon, or communicated to or by any person other than the Special Committee or the Board for any purpose whatsoever without the express prior written consent of Rothschild and Rothschild disclaims all liability to third parties as a result of the circulation or publication, reproduction or use of this Opinion contrary to the provisions of this paragraph. Notwithstanding the foregoing, this Opinion may be reproduced in full in the Notice of Change to Directors’ Circular to be mailed to Shareholders and filed as required with the securities regulatory authorities in Canada.

Rothschild believes that its Opinion must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an opinion of this nature is a complex process and is not necessarily amenable to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

This Opinion is given as of the date hereof and, although we reserve the right to change or withdraw this Opinion if we learn that any of the Information on which we relied in preparing this Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw this Opinion, to advise any person of any change that may come to our attention or to update this Opinion after the date hereof.

We were not engaged to, and we did not, assess any legal, tax or accounting aspects or consequences of the transactions contemplated by the Offer.

Opinion

Based on and subject to the foregoing, Rothschild is of the opinion that, as of the date hereof, the Consideration is inadequate, from a financial point of view, to the Shareholders.

Very truly yours,

/s/ signed

N M Rothschild & Sons Limited

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ADASTRA SHAREHOLDERS
REJECT
THE REVISED FIRST QUANTUM OFFER
AND NOT TENDER THEIR COMMON SHARES

Shareholders requiring advice or assistance concerning the Revised First Quantum Offer are urged to contact:

In North America - The Equicom Group – Toll Free: 1-800-385-5451
In Europe and elsewhere – Adastra Minerals Inc. - +44 (0) 20 7257 2040